CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Trustees and Shareholders

Wells Fargo Funds Trust

We consent to the use of our reports dated June 25, 2015, with respect to the financial statements of Wells Fargo Advantage Absolute Return Fund and Wells Fargo Advantage Asset Allocation Fund (collectively referred to as the Allocation Funds), two of the funds comprising the Wells Fargo Funds Trust, as of April 30, 2015, incorporated herein by reference and to the references to our firm under the headings “Financial Highlights” in the prospectuses and “Independent Registered Public Accounting Firm” in the Statements of Additional Information.

/s/ KPMG LLP

Boston, Massachusetts

August 26, 2015